# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Quoin Pharmaceuticals, Ltd., CIK 0001671502
CUSIP: 74907L409
Title of class of securities: American Depositary Shares, Each representing thirty-five(35) ordinary shares, no par value per share
Address of issuer's principal executive offices: 42127 Pleasant Forest Court, Ashburn, Virginia (VA), 20148-7349
Date of event which requires filing of this statement: 10/10/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001834913

## Reporting persons
- Resolute Capital Asset Partners LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 50,000; sole dispositive power 0; shared dispositive power 50,000; aggregate amount beneficially owned 50,000 (8.5% of the class)
- Resolute Capital Asset Partners Fund I LP: type of reporting person: other (OO), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 50,000; sole dispositive power 0; shared dispositive power 50,000; aggregate amount beneficially owned 50,000 (8.5% of the class)
  Comment: Private fund registered as a limited partnership.

## Item 1. Issuer
Name of issuer: Quoin Pharmaceuticals, Ltd.
Address of issuer's principal executive offices: 42127 Pleasant Forest Court, Ashburn, VIRGINIA, 20148-7349.

## Item 2. Person Filing
Name of person filing:
Resolute Capital Asset Partners, LLC
Resolute Capital Asset Partners Fund 1, LP
Address of principal business office or, if none, residence:
Resolute Capital Asset Partners, LLC
5050 S Syracuse St, Suite 795
Denver, CO 80237

Resolute Capital Asset Partners Fund 1, LP
5050 S Syracuse St, Suite 795
Denver, CO 80237
Citizenship:
Resolute Capital Asset Partners, LLC - Delaware, USA
Resolute Capital Asset Partners Fund 1, LP - Delaware, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 50,000
Percent of class: 8.5
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 8.5
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 8.5

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Resolute Capital Asset Partners LLC: ANITA FALICIA, CHIEF COMPLIANCE OFFICER (12/04/2025)
- Resolute Capital Asset Partners Fund I LP: ANITA FALICIA, CHIEF COMPLIANCE OFFICER (12/04/2025)